712 Fifth Avenue
New York, New York 10019
(212) 957-5000

June 15, 2012

Ms. Pamela Long
Assistant Director
United States Securities and Exchange Commission
100 F Street NE
Washington D.C. 20549-4631

Re:	Griffon Corporation
Registration Statement on Form S-3
Filed May 9, 2012
File No. 333-181278
Registration Statement on Form S-4
Filed May 9, 2012
File No. 333-181279

Dear Ms. Long:

                    Thank you for your letter dated June 5, 2012 regarding the above-referenced matters. In reply to your comments, Griffon Corporation (“Griffon” or the “Company”) is responding as detailed below. For your convenience, our responses follow each of your comments which are reproduced below.

In addition, simultaneously with the submission of this letter, Griffon is electronically transmitting, pursuant to Regulation S-T, (i) Pre-effective Amendment No.1 to the Registration Statement of Griffon on Form S-3, File No. 333-181278 (“Amendment No. 1 to the S-3”), and (ii) Pre-effective Amendment No. 1 to the Registration Statement of Griffon on Form S-4, File No. 333-181279 (“Amendment No. 1 to the S-4”), each for filing under the Securities Act of 1933, as amended. We will also provide to you under separate cover courtesy copies of each of Amendment No. 1 to the S-3 and Amendment No. 1 to the S-4, as filed and marked to show the changes from the initial filing of the applicable Registration Statement.

Form S-4

General

1.

Please confirm to us that you will comply with Instruction H to Form S-4 to include in the prospectus by means of a post-effective amendment or prospectus supplement, as required, information about specific transactions and any particular company being acquired.

Response:

We confirm that we will comply with Instruction H to Form S-4 and will include in the prospectus, by means of a post-effective amendment or prospectus supplement, as required, information about any applicable particular transaction and any particular company being acquired.

Item 21, Exhibits, page II-3

2.	Please file the articles of incorporation and by-laws for each co-registrant and include such information in the exhibit index.

Response:

Amendment No. 1 to the S-4 includes, as exhibits, the articles and by-laws of each of the five subsidiary guarantors, and the exhibit index has been amended as appropriate.

Form S-3 and Form S-4

General

3.

Please note that at the time of effectiveness, the registration statements must be in compliance with the financial statement requirements for subsidiary guarantors as set forth in Rule 3-10 of Regulation S-X. Please advise us as to how you plan to comply with these requirements for the presentation of the financial statements of ATT Southern, Inc. If your intent is to rely upon Rule 3-10(g) of Regulation S-X, please tell us and explain to us the basis for your reliance.

Response:

Under Rule 3-10(g) of Regulation S-X, separate financial statements of ATT Southern, Inc. are required to meet the financial statement requirements for guarantor subsidiaries under Rule 3-10 only if both conditions listed under subsection 3-10(g)(1) are satisfied. The second condition under Subsection 3-10(g)(1) is met only if the net book value of ATT Southern, Inc. as of September 30, 2011 (the most recent fiscal year end preceeding the acquisition of ATT Southern, Inc.), or the purchase price of ATT Southern, Inc. (whichever is greater), exceeds 20% of the value of the securities being registered (which in this case equals 20% of $500,000,000, or $100,000,000). The net book value of ATT Southern, Inc. as of September 30, 2011 was approximately $25,000,000, and the purchase price for ATT Southern, Inc. was approximately $23,000,000. Therefore, under subsection 3-10(g) of Regulation S-X, separate financial statements of ATT Southern, Inc. are not required.

4.	Please confirm to us and disclose that all the guarantor subsidiaries are “100% owned”

by you. See Rule 3-10(i)(8) of Regulation S-X. If this condition is not present, please advise us of the basis of your belief that the presentation of separate financial statements of each of your subsidiaries is not currently required. See Rule 3-10 of Regulation S-X.

Response:

Each guarantor subsidiary is”100% owned” by Griffon, and we have amended our disclosure accordingly.

Prospectus Cover Page

5.

Please revise the Form S-3 prospectus cover page to identify the common stock and guarantees. Please revise the Form S-4 prospectus cover page to identify the guarantees. See Item 501(b)(2) of Regulation S-K.

Response:

We have revised the Form S-3 prospectus cover page to identify the common stock and guarantees, and we have revised the Form S-4 prospectus cover page to identify the guarantees, each in compliance with Item 501(b)(2) of Regulation S-K.

6.

The first paragraph states that you or one or more of your subsidiaries “may” unconditionally guarantee debt securities offered under the prospectus. Please be advised that if one or more guarantors do not fully and unconditionally guarantee the debt securities on a joint and several basis, then such guarantor subsidiaries will be required to provide full audited financial statements pursuant to Rule 3-10(a) of Regulation S-X. Please confirm your understanding in this regard.

Response:

We confirm our understanding that if one or more guarantor subsidiaries do not fully and unconditionally guarantee the debt securities on a joint and several basis, then such guarantor subsidiaries will be required to provide full audited financial statements pursuant to Rule 3-10(a) of Regulation S-X.

Form S-3: Guarantees, page 14
Form S-4: Guarantees, page 16

7.

We note that Section 16.5 of your Indenture agreement contains certain guarantee release provisions that differ from the guarantee release provisions disclosed in the Form S-3 and Form S-4. Please revise the guarantee release provisions of the Form S-3 and Form S-4 to conform to the guarantee release provisions in the Indenture agreement.

Response:

We have revised the description of the guarantor release provisions in each of Amendment No. 1 to the Form S-3 and Amendment No. 1 to the Form S-4 to properly reflect the guarantor release provisions contained in the Indenture agreement.

Legal Opinion, Exhibits 5.1

8.

Please obtain and file a revised legality opinion that states, if true, in paragraphs four and five on page four that the depositary shares entitle their holders to the rights specified in the deposit agreement and that the rights will be legal, binding obligations of the company. See Staff Legal Bulletin No. 19, Section II.B.1.d and Section II.B.1.f dated October 14, 2011 which may be found on our website.

Response:

As requested, Dechert LLP has revised its opinion on the validity of securities filed as Exhibit 5.1 to each of Amendment No. 1 to the S-3 and Amendment No. 1 to the S-4 to state that the depositary shares entitle their holders to the rights specified in the deposit agreement.

We and Dechert LLP respectfully submit that the rights would be issued in accordance with Section 157 of the General Corporation Law of the State of Delaware, which provides that the terms upon which any securities may be acquired from a corporation upon the exercise of rights shall be “as shall be stated in the certificate of incorporation, or in a resolution adopted by the board of directors … and … incorporated by reference in the instrument or instruments evidencing such rights”. Moreover, the Company contemplates that the rights would be issued pursuant to subscription certificates distributed as a scrip dividend. The rights are not debt securities for purposes of Item 601(b)(5) of Regulation S-K and would not be issued pursuant to a rights agreement or other contract. As a result, we and Dechert LLP respectfully submit that the appropriate opinion is that such rights are validly issued, not that the rights will be legal, binding obligations of the Company, and therefore that no such opinion is required under Item 601(b)(5) of Regulation S-K.

9.

We note the limitations of counsel’s opinion as expressed in items (iii), (iv) and (v) in the first full paragraph on page seven. It is not clear why these limitations would not already be covered by the qualification in item (i) regarding general principles of equity and the discretion of the court or other body before which any proceeding may be brought. Please remove these limitations or tell us supplementally why you believe they are necessary in view of this qualification. We may have further comments upon review of your response.

Response:

We and Dechert LLP respectfully submit that the limitation expressed in item (i) in the first full paragraph on page seven relates to bankruptcy/insolvency limitations and general principles of equity as may be imposed in the discretion of a court or other body. Meanwhile, each of items (iii), (iv) and (v) focus on limitations due to requirements of law that neither relate to bankruptcy/insolvency limitations nor where the court or other body has the discretion to apply general principles of equity. For example, Section 27 of the Judiciary Law of the State of New York provides that, except in certain circumstances, judgments and accounts must be in U.S. dollars and cents in all judgments or decrees rendered by a court. As a result, we and Dechert LLP believe that the limitations in items (iii), (iv) and (v) are separate and distinct from the limitations in item (i).

10.

We note the disclosure that your counsel is not a member of the bar of the State of Delaware. Please either remove the qualification or retain local counsel who can provide an opinion under Delaware law. See Staff Legal Bulletin No. 19, Section II.B.3.b dated October 14, 2011 which may be found on our website.

Response:

As requested, Dechert LLP has revised its opinion on the validity of securities filed as Exhibit 5.1 to each of Amendment No. 1 to the S-3 and Amendment No. 1 to the S-4 to remove the qualification that such Firm is not admitted to practice in the State of Delaware.

If you should have any questions or concerns regarding this letter, please contact me at (212) 957-5002 or via e-mail at kaplan@griffoncorp.com.

Very truly yours,

/s/ Seth L. Kaplan

Seth L. Kaplan
Senior Vice President, General Counsel
and Secretary